Exhibit 99.4

FORM OF LETTER
STAR BULK CARRIERS CORP.

Subscription Rights to Purchase Shares of Common Shares

Offered Pursuant to Subscription Rights
Distributed to Shareholders of
STAR BULK CARRIERS CORP.

[•], 2013

To Our Clients:

Enclosed for your consideration are a prospectus, dated [•], 2013 (the "Prospectus"), and the "Instructions as to Use of Star Bulk Carriers Corp. Rights Certificates" relating to the offering (the "Rights Offering") by Star Bulk Carriers Corp. ("Star Bulk") of Common Shares (as defined below) pursuant to non-transferable subscription rights (the "Rights") distributed to all holders of record of the Company's common shares, par value $0.01 per share (the "Common Shares"), at 5:00 p.m., New York City time, on May 15, 2013 (the "Record Date"). The Rights and Common Shares are described in the Prospectus.

In the Rights Offering, Star Bulk is offering an aggregate of 14,018,692 Common Shares, as described in the Prospectus.

The Rights will expire worthless, if not exercised prior to 5:00 p.m., New York City time, on [•], 2013, unless extended (the "Expiration Time").

As described in the accompanying Prospectus, you will receive one Right for each Common Share owned at 5:00 p.m., New York City time, on the Record Date. Each Right will allow you to subscribe for 2.5957 Common Shares (the "Subscription  Privilege") at the cash price of $5.35 per share (the "Subscription Price"). For example, if you owned 100 Common Shares as of 5:00 p.m., New York City time, on the Record Date, you would receive 100 Rights and would have the right to purchase 259.57 Common Shares (rounded down to 259 shares, with the total subscription payment being adjusted accordingly, as discussed below) for the Subscription Price.

You will be required to submit payment in full for all the shares you wish to buy pursuant to your Subscription Privilege (if any).  Star Bulk will eliminate fractional shares resulting from the exercise of the Subscription Privilege by rounding down to the nearest whole share, with the total subscription payment being adjusted accordingly. Any excess subscription payments received by the Subscription Agent will be returned, without interest, as soon as practicable.

The Rights will be evidenced by a non-transferable Rights certificate (the "Rights Certificate") and will cease to have any value at the Expiration Time.

THE MATERIALS ENCLOSED ARE BEING FORWARDED TO YOU AS THE BENEFICIAL OWNER OF COMMON SHARES CARRIED BY US IN YOUR ACCOUNT BUT NOT REGISTERED IN YOUR NAME. EXERCISES AND SALES OF RIGHTS MAY BE MADE ONLY BY US AS THE RECORD OWNER AND PURSUANT TO YOUR INSTRUCTIONS.

Accordingly, we request instructions from you as to whether you wish for us to elect to subscribe for any Common Shares to which you are entitled pursuant to the terms and subject to the conditions set forth in the enclosed Prospectus. However, we urge you to read the Prospectus carefully before instructing us to exercise your Rights.

If you wish to have us, on your behalf, exercise the Rights for any Common Shares to which you are entitled, please so instruct us by completing, executing and returning to us the instruction form on the reverse side of this letter.

Your instructions to us should be forwarded as promptly as possible in order to permit us to exercise Rights on your behalf in accordance with the provisions of the Rights Offering. The Rights Offering will expire at 5:00 p.m., New York City time, at the Expiration Time. Once you have exercised the Subscription Privilege, such exercise may not be revoked.

Additional copies of the enclosed materials may be obtained from Advantage Proxy Inc., the Information Agent. The Information Agent's telephone number is (877) 870-8565 or if you are a bank or broker, (206) 870-8565. Any questions or requests for assistance concerning the rights offering should be directed to the Information Agent.